SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

NETSCOUT SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64115T 10 4

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 12 pages)

___________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115T 10 4	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 646,913 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 646,913 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,913 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* CO
*

The calculation is based on 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

CUSIP No. 64115T 10 4	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,038,367 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,038,367 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,367 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.5% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* CO
*
The calculation is based on 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

CUSIP No. 64115T 10 4	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS T3 Advisors II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 842,643 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 842,643 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,643 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* CO
*
The calculation is based on 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

CUSIP No. 64115T 10 4	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,527,923 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,527,923 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,527,923 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
The calculation is based on 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

CUSIP No. 64115T 10 4	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,527,923 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,527,923 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,527,923 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
The calculation is based on 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 13, 2007 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Advisors III, Inc., TPG Advisors IV, Inc., T3 Advisors II, Inc., Mr. David Bonderman and Mr. James G. Coulter with respect to NetScout Common Stock.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Advisors IV is the general partner of TPG GenPar IV, L.P. (“GenPar IV”), which is the general partner of TPG Partners IV, L.P. (“Partners IV”), which is the managing member of TPG Starburst IV, LLC (“Starburst IV”).”

Schedule I to Item 2 of this Amendment amends and restates Schedule I to Item 2 of the Original Schedule 13D in its entirety.

Item 4.  Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following immediately after the third paragraph thereof:

“On April 30, 2008, Mr. Taylor informed the Board of Directors that he would not stand for re-election at the Annual Meeting of Stockholders held on September 9, 2008 and was therefore resigning from the Board effective immediately after such Annual Meeting, and Mr. Kenneth Y. Hao, the designee of Silver Lake Partners, L.P., informed the Board that he also was resigning from the Board effective immediately after such Annual Meeting. Effective immediately after the Annual Meeting, the size of the Board was reduced to seven members.

Since September 9, 2008, no officer or director of any of the TPG Stockholders or their affiliates has been an officer of NetScout or a member of NetScout’s Board of Directors or a committee thereof.

Since September 9, 2008, the Reporting Persons have not exercised, and have no intentions at any future time to exercise, any right to designate any nominee to NetScout’s Board of Directors or any other right with respect to NetScout’s Board of Directors.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b)           The following disclosure assumes that there are a total of 41,173,780 shares of NetScout Common Stock outstanding as of February 3, 2010, which figure is based on information set forth in NetScout’s Form 10-Q for the period ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 5, 2010.

Starburst III directly owns 646,913 shares of NetScout Common Stock, which represents approximately 1.6% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, Advisors III is the indirect general partner of the entity that is the managing member of Starburst III. Therefore, Advisors III may be considered to be the beneficial owner of the NetScout Common Stock directly owned by Starburst III.

Page 7 of 12 Pages

Starburst IV directly owns 1,038,367 shares of NetScout Common Stock, which represents approximately 2.5% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, Advisors IV is the indirect general partner of the entity that is the managing member of Starburst IV. Therefore, Advisors IV may be considered to be the beneficial owner of the NetScout Common Stock directly owned by Starburst IV.

T3 Starburst II directly owns 842,643 shares of NetScout Common Stock, which represents approximately 2.0% of the outstanding shares of NetScout Common Stock. As described in greater detail in Item 2 above, T3 Advisors II is the indirect general partner of the entity that is the managing member of T3 Starburst II. Therefore, T3 Advisors II may be considered to be the beneficial owner of the NetScout Common Stock directly owned by T3 Starburst II.

As described in greater detail in Item 2 above, David Bonderman and James G. Coulter are directors, officers and shareholders of Advisors III, Advisors IV and T3 Advisors II. Therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the 2,527,923 shares of NetScout Common Stock directly owned in the aggregate by the TPG Stockholders, which represents approximately 6.1% of the outstanding shares of NetScout Common Stock.

The Reporting Persons disclaim beneficial ownership of any shares of NetScout Common Stock held by any other stockholders of NetScout party to the Stockholders Agreement.

References to and descriptions of the Merger Agreement and the Stockholders Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

(c)  As described in greater detail in Appendix A, from January 4, 2010 through February 11, 2010, the TPG Stockholders, pro rata based on their respective holdings of NetScout Common Stock, sold an aggregate of 437,900 shares of NetScout Common Stock in a series of transactions on the Nasdaq Global Market. The lowest and highest price per share of NetScout Common Stock at which the transactions were effected were $14.30 and $15.62 per share, respectively.

Except as disclosed in Appendix A, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of NetScout Common Stock during the past 60 days.

 (d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

 (e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following immediately after the last paragraph in the section entitled “Note Purchase Agreement and Related Agreements”:

“On December 21, 2007, NetScout voluntarily redeemed all of its outstanding Notes at par plus accrued interest. In connection with such redemption, NetScout terminated (i) the Indenture, (ii) the Registration Rights Agreement, and (iii) the Security Agreement.  Immediately following the redemption, the Reporting Persons ceased to beneficially own any Notes.”

Page 8 of 12 Pages

This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following immediately after the last paragraph in the section entitled “Escrow Agreement”:

“The indemnification period under the Escrow Agreement expired in February 2009, following which the amounts held thereunder were released to the former stockholders of Network General Central Corporation.”

This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following immediately after the last paragraph in the section entitled “Stockholders Agreement”:

“As described in greater detail in Item 4 above, on April 30, 2008, Mr. Taylor informed the Board of Directors that he would resign from the Board effective immediately after the Annual Meeting of Stockholders of the Issuer held on September 9, 2008.”

Page 9 of 12 Pages

Schedule I.

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below:

SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors III, Advisors IV, and T3 Advisors II and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to each of Advisors III, Advisors IV, and T3 Advisors II, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

James G. Coulter	Director, Vice President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

John E. Viola	Vice President, Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

Clive D. Bode	Vice President, Secretary	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

Jonathan J. Coslet	Vice President	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

G. Douglas Puckett	Assistant Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

Steven A. Willmann	Assistant Treasurer	301 Commerce Street, Suite 3300 Fort Worth, TX 76102

Page 10 of 12 Pages

Appendix A.

This Amendment amends and supplements the Original Schedule 13D by attaching the following Appendix A to the Schedule 13D:

APPENDIX A

TRANSACTIONS IN SHARES OF NETSCOUT COMMON STOCK
DURING THE PAST 60 DAYS

Each of the sales identified below was conducted on behalf of Advisors III, Advisors IV and T3 Advisors II, pro rata based on their respective holdings of NetScout Common Stock. All of the transactions were conducted on the Nasdaq Global Exchange through brokered transactions. If only one trade occurred on a day, the price per share is reflected in the Volume Weighted Average Price column.

Transaction Date	Number of Shares Sold	Highest Price per Share	Lowest Price per Share	Volume Weighted Average Price
1/4/10	33,700	$15.09	$14.74	$14.93
1/5/10	80,100	$15.62	$14.95	$15.37
1/6/10	69,700	$15.59	$15.00	$15.40
1/7/10	31,300	$14.98	$14.38	$14.61
1/8/10	25,500	$14.72	$14.41	$14.55
1/11/10	31,300	$14.90	$14.30	$14.68
1/12/10	44,500	$14.86	$14.32	$14.57
1/13/10	30,100	$14.93	$14.44	$14.77
1/14/10	16,500	$15.03	$14.84	$14.96
1/15/10	32,000	$15.10	$14.64	$14.82
1/19/10	8,000	$15.17	$14.92	$15.06
2/10/10	7,300	$14.70	$14.50	$14.54
2/11/10	27,900	$14.68	$14.43	$14.55

Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2010

TPG Advisors III, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors IV, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

T3 Advisors II, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

David Bonderman

By: /s/ Clive D. Bode
Name: Clive D. Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive D. Bode
Name: Clive D. Bode on behalf of James G. Coulter (2)

(1)
Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated September 1, 2009, which was previously filed with the Commission as an exhibit to Schedule 13D/A (SEC File No.: 005-30703) filed by TPG Advisors V, Inc., TPG Advisors VI, Inc., Mr. Bonderman and Mr. Coulter on September 3, 2009.

(2)
Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated September 1, 2009, which was previously filed with the Commission as an exhibit to Schedule 13D/A (SEC File No.: 005-30703) filed by TPG Advisors V, Inc., TPG Advisors VI, Inc., Mr. Bonderman and Mr. Coulter on September 3, 2009.

Page 12 of 12 Pages